

082-03430



June 23, 2010 Toronto, Ontario

PRESS RELEASE

SUPPL

VAALDIAM ADVANCES KENYAN ASSET SALE

Vaaldiam Mining Inc. ('Vaaldiam' or 'the Company') (TSX:VAA) and Base Iron Ltd. ('BIL') (ASX:BSE) are pleased to announce that BIL has received firm commitments for its A$4.6 million share issue to finance its acquisition of Vaaldiam's Kwale Project. A number of the investors have also undertaken to subscribe to BIL's A$3.42 million rights issue, which is fully underwritten. The financing and the acquisition are subject only to BIL shareholder approval at the general meeting to be held on June 30, 2010. BIL expects the acquisition of the Kwale Project to close in mid-July.

Vaaldiam CEO Robert Jackson said "The transaction is advancing, which is very positive. We expect to close when BIL receives shareholder approval and the Government of Kenya completes the documentation. At closing, BIL pays us US$3 million in cash and a further cash royalty of 1.5% on all product revenue from Kwale, which BIL projects will begin in 2013. BIL believes that total project revenues could significantly exceed US$1 billion over its 11-year life, which would generate a minimum total of US$18 million for Vaaldiam that is not reflected in our share price. In Brazil, we are on both schedule and budget to restart production at the Duas Barras diamond mine during Q3 and we are about to start a bulk sampling program on the highly prospective Brauna kimberlite project. We are doing exactly what we said we would with no material changes. We have a strong balance sheet, operating assets, a robust diamond market and good exploration potential in a premier location, Brazil. The market has not yet recognized the transition in value that is taking place, presenting an opportunity for investors".

Vaaldiam's focused strategy is to restart diamond and gold production in Brazil in 2010, using cash from this production and the sale of non-core assets to finance diamond and gold exploration and mine development in Brazil.

For additional information regarding Vaaldiam Mining please visit www.vaaldiam.com or contact Robert Jackson, President and Chief Executive Officer at (416) 363-6927.

FORWARD-LOOKING INFORMATION

This press release contains certain forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; changes in project parameters as plans continue to be refined, future prices of resources; possible variations in reserves, grade or recovery rates, accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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